Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme RIO TINTO LIMITED (RIO) ACN/ARSN ACN 004 458 404 1. Details of substantial holder (1) Name The Capital Group Companies, Inc. (CGC) and its controlled entities listed in the annexures to this Form 603. ACN/ARSN (if applicable) The holder became a substantial holder on 14 / 12 / 2020 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person’s votes (5) Voting power (6) Ordinary Shares1 81,054,256 81,054,256 5.01% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities Refer Annexure A See note below2 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities Refer Annexure B 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities Cash Non-cash Refer Annexure C 1 Comprises an interest in 77,081,365 Rio Tinto plc (LSE:RIO) ordinary shares as well as an interest in 3,972,891 American Depositary Receipts (ADRs) that provide a beneficial interest in Rio Tinto plc ordinary shares, with each ADR representing one ordinary share in Rio Tinto plc (ratio of 1:1). As of 12/14/2020, CGC did not hold any shares of Rio Tinto Limited (ASX:RIO). 2 The concepts of “voting power” and “relevant interest” in the Corporations Act 2001 (Cth) (Act) as they apply to Rio Tinto Limited were modified by ASIC Instrument 01/1040 dated 8 August 2001 (Modification). Subsection 608(7A) (inserted by the Modification) broadly provides that while the special voting rights under the dual listed structure continue to exist, a person who has a relevant interest in voting shares in Rio Tinto plc is taken to have a relevant interest in voting shares in Rio Tinto Limited corresponding to the number of votes that would be cast under the special voting arrangements on joint decisions at a meeting of Rio Tinto Limited to reflect that holder's votes at a meeting of Rio Tinto plc. The definition of “person's and associate's votes” in section 610(1) of the Act was amended by the Modification to include the number of votes attached to voting shares in Rio Tinto Limited in which the person or an associate is taken to have a relevant interest under section 608(7A). Under the DLC Merger arrangements established in 1995 between Rio Tinto Limited and Rio Tinto plc, in broad terms, the votes cast on certain resolutions at a general meeting of each of Rio Tinto Limited and Rio Tinto plc reflect the aggregate “public” voting at both of those companies. The information in the main body of this Notice, including the voting power percentages, are based on the public shares and only on the basis of the aggregate public voting. For the purpose of this Notice, an outstanding share balance of 1,619,093,143 shares was used to calculate the percentage of holdings. EXHIBIT 99.2

6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 7. Addresses The addresses of persons named in this form are as follows: Name Address The Capital Group Companies, Inc. 333 South Hope Street, 55th Fl, Los Angeles CA 90071, USA Capital Research and Management Company 333 South Hope Street, 55th Fl, Los Angeles CA 90071, USA Capital Bank and Trust Company 6455 Irvine Center Drive, Irvine, CA 92618, USA Capital Group International, Inc. 11100 Santa Monica Blvd, 15th Floor, Los Angeles CA 90025, USA Capital International Sàrl 3, place des Bergues, Geneva 1201, Switzerland Capital International, Inc. 333 South Hope Street, Los Angeles CA 90071, USA Signature print name Donald H. Rolfe capacity Authorised Signer sign here date DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown.’” (9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. 9/13/2021

Annexure A Form 603 - Notice of substantial holder This is Annexure A of 2 pages referred to in Form 603 – Notice of initial substantial holder Signature The Capital Group Companies, Inc. print name Donald H. Rolfe capacity Authorized Signer sign here date 9/13/2021 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities Capital International Sàrl Taken under section 608(1) of the Corporations Act 2001 (Cth) to have a relevant interest in RIO as the holder of Ordinary Shares in Rio Tinto plc, and by virtue of controlling the voting and/or disposal rights of those securities. 30,789 Ordinary Shares Capital International, Inc. Taken under section 608(1) of the Corporations Act 2001 (Cth) to have a relevant interest in RIO as the holder of Ordinary Shares in Rio Tinto plc, and by virtue of controlling the voting and/or disposal rights of those securities. 38,514 Ordinary Shares Capital Group International, Inc. Taken under section 608(3) of the Corporations Act 2001 (Cth) to have a relevant interest in shares in which Capital International Sàrl has a relevant interest by virtue of having control of Capital International Sàrl 30,789 Ordinary Shares Taken under section 608(3) of the Corporations Act 2001 (Cth) to have a relevant interest in shares in which Capital International, Inc. has a relevant interest by virtue of having control of Capital International, Inc. 38,514 Ordinary Shares Capital Research and Management Company Taken under section 608(1) of the Corporations Act 2001 (Cth) to have a relevant interest in as the holder of Ordinary Shares in Rio Tinto plc, and by virtue of controlling the voting and/or disposal rights of those securities. 80,680,986 Ordinary Shares Taken under section 608(3) of the Corporations Act 2001 (Cth) to have a relevant interest in shares in which Capital International Sàrl and Capital International, Inc. have a relevant interest by virtue of having control of Capital Group International, Inc. 69,303 Ordinary Shares Capital Bank and Trust Company Taken under section 608(1) of the Corporations Act 2001 (Cth) to have a relevant interest in RIO as the holder of Ordinary Shares in Rio Tinto plc, and by virtue of controlling the voting and/or disposal rights of those securities. 303,967 Ordinary Shares

Holder of relevant interest Nature of relevant interest (7) Class and number of securities The Capital Group Companies, Inc. Taken under section 608(3) of the Corporations Act 2001 (Cth) to have a relevant interest in shares in which Capital Research and Management Company, Capital International Sàrl and Capital International, Inc. have a relevant interest by virtue of having control of Capital Research and Management Company 80,750,289 Ordinary Shares Taken under section 608(3) of the Corporations Act 2001 (Cth) to have a relevant interest in shares in which Capital Bank and Trust Company has a relevant interest by virtue of having control of Capital Bank and Trust Company 303,967 Ordinary Shares

Annexure B Form 603 - Notice of substantial holder This is Annexure B of 1 page referred to in Form 603 – Notice of initial substantial holder Signature The Capital Group Companies, Inc. print name Donald H. Rolfe capacity Authorized Signer sign here date 9/13/2021 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities Capital Research and Management Company JP Morgan Bank Luxembourg SA Capital Research and Management Company 225,982 Ordinary Shares Capital Research and Management Company JP Morgan Bank London Capital Research and Management Company 21,776 Ordinary Shares Capital Research and Management Company JPMorgan Chase Bank Capital Research and Management Company 67,334,246 Ordinary Shares Capital Research and Management Company State Street Bank and Trust Company Boston Capital Research and Management Company 12,009,949 Ordinary Shares Capital Research and Management Company State Street Bank North Quincy Capital Research and Management Company 82,132 Ordinary Shares Capital Research and Management Company State Street Trust Canada Capital Research and Management Company 20,334 Ordinary Shares Capital Research and Management Company State Street Trust Company of Canada Capital Research and Management Company 663,106 Ordinary Shares Capital Research and Management Company Capital Research and Management Company 323,461 Ordinary Shares Capital Bank and Trust Company Capital Bank and Trust Company 303,967 Ordinary Shares Capital International Sarl JP Morgan Bank Luxembourg SA Capital International Sàrl 23,039 Ordinary Shares Capital International Sarl Northern Trust Company London Capital International Sàrl 2,086 Ordinary Shares Capital International Sarl State Street Bank and Trust Company London Capital International Sàrl 5,664 Ordinary Shares Capital International, Inc. Bank of New York (International Master Custody) Capital International, Inc. 2,479 Ordinary Shares Capital International, Inc. JP Morgan Bank Sydney Capital International, Inc. 5,670 Ordinary Shares Capital International, Inc. JPMorgan Chase Bank Capital International, Inc. 8,897 Ordinary Shares Capital International, Inc. Northern Trust Company Chicago Capital International, Inc. 18,778 Ordinary Shares Capital International, Inc. Capital International, Inc. 2,690 Ordinary Shares Wells Fargo Northern Trust Company Chicago JP Morgan Private Bank Delaware

Annexure C Form 603 - Notice of substantial holder This is Annexure C of 12 pages referred to in Form 603 – Notice of initial substantial holder Signature The Capital Group Companies, Inc. print name Donald H. Rolfe capacity Authorized Signer sign here date 9/13/2021 5. Consideration (from 15-August-2020 to 14-December-2020) The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities Cash Non-cash Capital Research and Management Company 17-Aug-2020 246.36 USD 4 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Bank and Trust Company 18-Aug-2020 1,763.98 GBP 37 Common Stock Capital Research and Management Company 19-Aug-2020 18,609.83 GBP 386 Common Stock Capital Research and Management Company 19-Aug-2020 23,042.31 GBP 481 Common Stock Capital Research and Management Company 19-Aug-2020 1,080.86 USD 17 Common Stock Capital Research and Management Company 19-Aug-2020 4,132.70 USD 65 Common Stock Capital Research and Management Company 21-Aug-2020 44,694.20 GBP 959 Common Stock Capital Bank and Trust Company 21-Aug-2020 12,126.71 GBP 198 Common Stock Capital Bank and Trust Company 21-Aug-2020 12,126.71 GBP 198 Common Stock Capital Bank and Trust Company 21-Aug-2020 8,961.96 GBP 188 Common Stock Capital Bank and Trust Company 21-Aug-2020 476.70 GBP 10 Common Stock Capital Bank and Trust Company 21-Aug-2020 613.30 GBP 10 Common Stock Capital Bank and Trust Company 21-Aug-2020 8,961.96 GBP 188 Common Stock Capital Bank and Trust Company 21-Aug-2020 11,530.10 GBP 188 Common Stock Capital Bank and Trust Company 21-Aug-2020 476.70 GBP 10 Common Stock Capital Research and Management Company 24-Aug-2020 430.71 USD 7 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Research and Management Company 25-Aug-2020 17,303.67 GBP 374 Common Stock Capital Research and Management Company 25-Aug-2020 4,484.80 GBP 97 Common Stock Capital Research and Management Company 25-Aug-2020 13,962.97 GBP 302 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 4,708.28 GBP 100 Common Stock Capital Bank and Trust Company 25-Aug-2020 12,006.15 GBP 198 Common Stock Capital Bank and Trust Company 25-Aug-2020 12,006.15 GBP 198 Common Stock Capital Bank and Trust Company 25-Aug-2020 12,006.15 GBP 198 Common Stock Capital Bank and Trust Company 26-Aug-2020 8,874.82 GBP 191 Common Stock Capital Bank and Trust Company 26-Aug-2020 8,874.82 GBP 191 Common Stock Capital Bank and Trust Company 26-Aug-2020 8,874.82 GBP 191 Common Stock Capital Research and Management Company 26-Aug-2020 3,954.12 GBP 85 Common Stock Capital Research and Management Company 26-Aug-2020 2,558.24 GBP 55 Common Stock Capital Research and Management Company 26-Aug-2020 976.64 USD 16 Common Stock Capital Research and Management Company 26-Aug-2020 1,403.92 USD 23 Common Stock Capital Research and Management Company 27-Aug-2020 18,612.00 GBP 400 Common Stock

Capital Bank and Trust Company 27-Aug-2020 2,763.27 GBP 59 Common Stock Capital Bank and Trust Company 27-Aug-2020 2,763.27 GBP 59 Common Stock Capital Bank and Trust Company 27-Aug-2020 2,763.27 GBP 59 Common Stock Capital Research and Management Company 27-Aug-2020 2,655.68 USD 43 Common Stock Capital Research and Management Company 27-Aug-2020 247.04 USD 4 Common Stock Capital Research and Management Company 28-Aug-2020 9,594.45 GBP 207 Common Stock Capital Bank and Trust Company 28-Aug-2020 129,928.10 GBP 2,137 Common Stock Capital Research and Management Company 28-Aug-2020 428.47 USD 7 Common Stock Capital Research and Management Company 28-Aug-2020 856.94 USD 14 Common Stock Capital Research and Management Company 31-Aug-2020 309.90 USD 5 Common Stock Capital Research and Management Company 31-Aug-2020 743.76 USD 12 Common Stock Capital Research and Management Company 1-Sep-2020 2,823.69 GBP 61 Common Stock Capital Research and Management Company 1-Sep-2020 3,968.65 GBP 85 Common Stock Capital Research and Management Company 1-Sep-2020 22,192.80 GBP 480 Common Stock Capital Research and Management Company 1-Sep-2020 8,146.25 GBP 175 Common Stock Capital Research and Management Company 1-Sep-2020 16,893.04 GBP 368 Common Stock Capital Research and Management Company 1-Sep-2020 10,293.75 GBP 225 Common Stock Capital Bank and Trust Company 1-Sep-2020 23,270.90 GBP 500 Common Stock Capital Bank and Trust Company 1-Sep-2020 23,270.90 GBP 500 Common Stock Capital Bank and Trust Company 1-Sep-2020 23,270.90 GBP 500 Common Stock Capital Bank and Trust Company 1-Sep-2020 3,257.79 GBP 70 Common Stock Capital Bank and Trust Company 1-Sep-2020 3,257.79 GBP 70 Common Stock Capital Bank and Trust Company 1-Sep-2020 3,257.79 GBP 70 Common Stock Capital Bank and Trust Company 1-Sep-2020 3,257.79 GBP 70 Common Stock Capital Bank and Trust Company 1-Sep-2020 3,257.79 GBP 70 Common Stock Capital Bank and Trust Company 1-Sep-2020 23,270.90 GBP 500 Common Stock Capital Bank and Trust Company 1-Sep-2020 23,270.90 GBP 500 Common Stock Capital Research and Management Company 1-Sep-2020 795.99 USD 13 Common Stock Capital Research and Management Company 1-Sep-2020 5,449.47 USD 89 Common Stock Capital Bank and Trust Company 2-Sep-2020 15,042.59 GBP 320 Common Stock Capital Bank and Trust Company 2-Sep-2020 15,042.59 GBP 320 Common Stock Capital Bank and Trust Company 2-Sep-2020 7,520.80 GBP 160 Common Stock Capital Bank and Trust Company 2-Sep-2020 7,520.80 GBP 160 Common Stock Capital Bank and Trust Company 2-Sep-2020 7,520.80 GBP 160 Common Stock Capital Bank and Trust Company 2-Sep-2020 15,042.59 GBP 320 Common Stock Capital Research and Management Company 2-Sep-2020 186.63 USD 3 Common Stock Capital Research and Management Company 2-Sep-2020 248.84 USD 4 Common Stock Capital Research and Management Company 2-Sep-2020 1,617.46 USD 26 Common Stock Capital Research and Management Company 3-Sep-2020 1,744.96 USD 28 Common Stock Capital Research and Management Company 4-Sep-2020 7,320.80 GBP 160 Common Stock Capital Bank and Trust Company 7-Sep-2020 3,516.52 GBP 76 Common Stock Capital Bank and Trust Company 7-Sep-2020 3,516.52 GBP 76 Common Stock Capital Bank and Trust Company 7-Sep-2020 3,516.52 GBP 76 Common Stock Capital Bank and Trust Company 7-Sep-2020 3,516.52 GBP 76 Common Stock Capital Bank and Trust Company 7-Sep-2020 3,516.52 GBP 76 Common Stock Capital Research and Management Company 8-Sep-2020 2,521.50 USD 41 Common Stock Capital Research and Management Company 8-Sep-2020 922.50 USD 15 Common Stock Capital Research and Management Company 9-Sep-2020 547.83 USD 9 Common Stock Capital Research and Management Company 9-Sep-2020 1,460.88 USD 24 Common Stock Capital Research and Management Company 9-Sep-2020 1,521.75 USD 25 Common Stock Capital Research and Management Company 10-Sep-2020 10,046.40 GBP 210 Common Stock Capital Research and Management Company 10-Sep-2020 274,102.18 USD 4,426 Common Stock Capital Research and Management Company 10-Sep-2020 1,424.39 USD 23 Common Stock Capital Research and Management Company 10-Sep-2020 433.51 USD 7 Common Stock Capital Research and Management Company 11-Sep-2020 102,941.93 GBP 2,070 Common Stock Capital Research and Management Company 11-Sep-2020 77,082.12 GBP 1,550 Common Stock Capital Research and Management Company 11-Sep-2020 21,284.61 GBP 428 Common Stock Capital Research and Management Company 11-Sep-2020 134,321.81 GBP 2,701 Common Stock Capital Research and Management Company 11-Sep-2020 63,356.53 GBP 1,274 Common Stock Capital Research and Management Company 11-Sep-2020 138,151.05 GBP 2,778 Common Stock Capital Research and Management Company 11-Sep-2020 117,413.47 GBP 2,361 Common Stock Capital Research and Management Company 11-Sep-2020 308,925.24 GBP 6,212 Common Stock Capital Research and Management Company 11-Sep-2020 85,287.64 GBP 1,715 Common Stock Capital Research and Management Company 11-Sep-2020 98,515.92 GBP 1,981 Common Stock Capital Research and Management Company 11-Sep-2020 44,956.28 GBP 904 Common Stock Capital Research and Management Company 11-Sep-2020 62,958.69 GBP 1,266 Common Stock Capital Research and Management Company 11-Sep-2020 42,917.34 GBP 863 Common Stock Capital Research and Management Company 11-Sep-2020 51,570.42 GBP 1,037 Common Stock Capital Research and Management Company 11-Sep-2020 115,814.40 GBP 2,320 Common Stock Capital Research and Management Company 11-Sep-2020 12,280.32 GBP 246 Common Stock Capital Research and Management Company 11-Sep-2020 182.67 USD 3 Common Stock Capital Research and Management Company 14-Sep-2020 1,726.38 USD 27 Common Stock Capital Research and Management Company 15-Sep-2020 7,599.80 GBP 148 Common Stock

Capital Research and Management Company 15-Sep-2020 119,132.00 GBP 2,320 Common Stock Capital Research and Management Company 15-Sep-2020 2,523.66 GBP 49 Common Stock Capital Research and Management Company 15-Sep-2020 2,587.00 GBP 50 Common Stock Capital Research and Management Company 15-Sep-2020 638.60 USD 10 Common Stock Capital Research and Management Company 16-Sep-2020 3,998.19 GBP 79 Common Stock Capital Research and Management Company 16-Sep-2020 2,531.00 GBP 50 Common Stock Capital Bank and Trust Company 16-Sep-2020 555.50 GBP 11 Common Stock Capital Bank and Trust Company 16-Sep-2020 5,252.00 GBP 80 Common Stock Capital Bank and Trust Company 16-Sep-2020 5,252.00 GBP 80 Common Stock Capital Bank and Trust Company 16-Sep-2020 555.50 GBP 11 Common Stock Capital Bank and Trust Company 17-Sep-2020 41,729.64 GBP 679 Common Stock Capital Bank and Trust Company 17-Sep-2020 41,729.64 GBP 679 Common Stock Capital Bank and Trust Company 17-Sep-2020 23,009.04 GBP 274 Common Stock Capital Research and Management Company 17-Sep-2020 17,795.36 GBP 358 Common Stock Capital Research and Management Company 17-Sep-2020 8,444.75 GBP 170 Common Stock Capital Research and Management Company 17-Sep-2020 64.84 USD 1 Common Stock Capital Research and Management Company 18-Sep-2020 388.32 USD 6 Common Stock Capital Research and Management Company 18-Sep-2020 970.80 USD 15 Common Stock Capital Research and Management Company 18-Sep-2020 3,753.76 USD 58 Common Stock Capital Research and Management Company 18-Sep-2020 453.04 USD 7 Common Stock Capital Research and Management Company 21-Sep-2020 450.94 USD 7 Common Stock Capital Bank and Trust Company 22-Sep-2020 76,083.86 GBP 985 Common Stock Capital Bank and Trust Company 22-Sep-2020 76,083.86 GBP 985 Common Stock Capital Research and Management Company 22-Sep-2020 7,505.39 GBP 157 Common Stock Capital Research and Management Company 22-Sep-2020 369.60 USD 6 Common Stock Capital Research and Management Company 22-Sep-2020 1,724.80 USD 28 Common Stock Capital Research and Management Company 23-Sep-2020 3,075.52 GBP 64 Common Stock Capital Research and Management Company 23-Sep-2020 17,715.52 GBP 368 Common Stock Capital Research and Management Company 23-Sep-2020 10,750.50 GBP 225 Common Stock Capital Research and Management Company 23-Sep-2020 921.15 USD 15 Common Stock Capital Research and Management Company 23-Sep-2020 491.28 USD 8 Common Stock Capital Research and Management Company 23-Sep-2020 245.64 USD 4 Common Stock Capital Research and Management Company 23-Sep-2020 1,658.07 USD 27 Common Stock Capital Bank and Trust Company 24-Sep-2020 10,424.76 GBP 218 Common Stock Capital Bank and Trust Company 24-Sep-2020 10,424.76 GBP 218 Common Stock Capital Bank and Trust Company 24-Sep-2020 5,639.70 GBP 120 Common Stock Capital Bank and Trust Company 24-Sep-2020 8,647.56 GBP 184 Common Stock Capital Bank and Trust Company 24-Sep-2020 517.01 GBP 11 Common Stock Capital Bank and Trust Company 24-Sep-2020 16,637.29 GBP 354 Common Stock Capital Bank and Trust Company 24-Sep-2020 9,259.18 GBP 197 Common Stock Capital Bank and Trust Company 24-Sep-2020 29,092.50 GBP 619 Common Stock Capital Research and Management Company 24-Sep-2020 1,147.60 USD 19 Common Stock Capital Research and Management Company 24-Sep-2020 845.60 USD 14 Common Stock Capital Research and Management Company 24-Sep-2020 483.20 USD 8 Common Stock Capital Research and Management Company 24-Sep-2020 60.40 USD 1 Common Stock Capital Research and Management Company 25-Sep-2020 7,425.21 GBP 158 Common Stock Capital Research and Management Company 25-Sep-2020 734.04 USD 12 Common Stock Capital Bank and Trust Company 28-Sep-2020 1,467.88 GBP 31 Common Stock Capital Research and Management Company 28-Sep-2020 422.52 USD 7 Common Stock Capital Bank and Trust Company 29-Sep-2020 1,211.63 GBP 26 Common Stock Capital Bank and Trust Company 29-Sep-2020 1,165.03 GBP 25 Common Stock Capital Research and Management Company 29-Sep-2020 181.47 USD 3 Common Stock Capital Bank and Trust Company 30-Sep-2020 186.98 GBP 4 Common Stock Capital Bank and Trust Company 30-Sep-2020 186.98 GBP 4 Common Stock Capital Bank and Trust Company 30-Sep-2020 64,784.34 GBP 1,385 Common Stock Capital Bank and Trust Company 30-Sep-2020 186.98 GBP 4 Common Stock Capital Bank and Trust Company 30-Sep-2020 64,784.34 GBP 1,385 Common Stock Capital Research and Management Company 30-Sep-2020 3,431.97 USD 57 Common Stock Capital Research and Management Company 30-Sep-2020 22,157.28 USD 368 Common Stock Capital Research and Management Company 30-Sep-2020 3,989,936.07 USD 66,267 Common Stock Capital Research and Management Company 30-Sep-2020 1,341,659.43 USD 22,283 Common Stock Capital Research and Management Company 30-Sep-2020 50,094.72 USD 832 Common Stock Capital Research and Management Company 30-Sep-2020 23,903.37 USD 397 Common Stock Capital Research and Management Company 30-Sep-2020 6,743.52 USD 112 Common Stock Capital Research and Management Company 30-Sep-2020 120.42 USD 2 Common Stock Capital Research and Management Company 30-Sep-2020 193,394.52 USD 3,212 Common Stock Capital Research and Management Company 30-Sep-2020 15,052.50 USD 250 Common Stock Capital Research and Management Company 30-Sep-2020 105,849.18 USD 1,758 Common Stock Capital Research and Management Company 30-Sep-2020 219,284.82 USD 3,642 Common Stock Capital Research and Management Company 30-Sep-2020 192,310.74 USD 3,194 Common Stock Capital Research and Management Company 1-Oct-2020 3,200.67 USD 53 Common Stock Capital Research and Management Company 1-Oct-2020 4,046.13 USD 67 Common Stock Capital Research and Management Company 1-Oct-2020 362.34 USD 6 Common Stock

Capital Research and Management Company 1-Oct-2020 2,234.43 USD 37 Common Stock Capital Research and Management Company 1-Oct-2020 2,717.55 USD 45 Common Stock Capital Bank and Trust Company 2-Oct-2020 3,401.04 GBP 74 Common Stock Capital Bank and Trust Company 2-Oct-2020 3,401.04 GBP 74 Common Stock Capital Bank and Trust Company 2-Oct-2020 68,894.04 GBP 1,499 Common Stock Capital Bank and Trust Company 2-Oct-2020 3,401.04 GBP 74 Common Stock Capital Bank and Trust Company 2-Oct-2020 3,401.04 GBP 74 Common Stock Capital Research and Management Company 2-Oct-2020 6,420.40 GBP 140 Common Stock Capital Bank and Trust Company 2-Oct-2020 6,112.68 GBP 133 Common Stock Capital Bank and Trust Company 2-Oct-2020 3,401.04 GBP 74 Common Stock Capital Bank and Trust Company 2-Oct-2020 68,894.04 GBP 1,499 Common Stock Capital Bank and Trust Company 2-Oct-2020 3,401.04 GBP 74 Common Stock Capital Bank and Trust Company 2-Oct-2020 6,112.68 GBP 133 Common Stock Capital Research and Management Company 2-Oct-2020 365.16 USD 6 Common Stock Capital Research and Management Company 2-Oct-2020 365.94 USD 6 Common Stock Capital Research and Management Company 2-Oct-2020 1,974.06 USD 33 Common Stock Capital Research and Management Company 2-Oct-2020 1,076.76 USD 18 Common Stock Capital Research and Management Company 2-Oct-2020 4,127.58 USD 69 Common Stock Capital Research and Management Company 5-Oct-2020 1,209.80 USD 20 Common Stock Capital Research and Management Company 5-Oct-2020 846.86 USD 14 Common Stock Capital Research and Management Company 5-Oct-2020 1,270.29 USD 21 Common Stock Capital Research and Management Company 5-Oct-2020 6,450,411.64 USD 106,636 Common Stock Capital Research and Management Company 6-Oct-2020 11,157,735.05 GBP 240,192 Common Stock Capital Research and Management Company 6-Oct-2020 8,501,908.50 GBP 182,500 Common Stock Capital Research and Management Company 6-Oct-2020 17,453.92 GBP 376 Common Stock Capital Research and Management Company 6-Oct-2020 13,492.25 GBP 290 Common Stock Capital Research and Management Company 6-Oct-2020 23,292.90 GBP 500 Common Stock Capital Research and Management Company 6-Oct-2020 46,453.40 GBP 1,000 Common Stock Capital Research and Management Company 6-Oct-2020 39,737.69 GBP 853 Common Stock Capital Research and Management Company 6-Oct-2020 18,581.36 GBP 400 Common Stock Capital Research and Management Company 6-Oct-2020 13,936.02 GBP 300 Common Stock Capital Research and Management Company 6-Oct-2020 9,317.16 GBP 200 Common Stock Capital Research and Management Company 6-Oct-2020 23,479.24 GBP 504 Common Stock Capital Research and Management Company 6-Oct-2020 32,517.38 GBP 700 Common Stock Capital Research and Management Company 6-Oct-2020 306.15 USD 5 Common Stock Capital Research and Management Company 6-Oct-2020 5,327.01 USD 87 Common Stock Capital Research and Management Company 6-Oct-2020 2,755.35 USD 45 Common Stock Capital Research and Management Company 6-Oct-2020 612.30 USD 10 Common Stock Capital Research and Management Company 6-Oct-2020 3,824,976.87 USD 62,469 Common Stock Capital Research and Management Company 7-Oct-2020 4,717.80 GBP 100 Common Stock Capital Bank and Trust Company 7-Oct-2020 32,470.55 GBP 700 Common Stock Capital Bank and Trust Company 7-Oct-2020 4,128.40 GBP 89 Common Stock Capital Research and Management Company 7-Oct-2020 2,023,936.20 GBP 42,900 Common Stock Capital Research and Management Company 7-Oct-2020 293,895.03 GBP 6,302 Common Stock Capital Research and Management Company 7-Oct-2020 1,918,818.67 GBP 41,108 Common Stock Capital Research and Management Company 7-Oct-2020 7,762.06 GBP 163 Common Stock Capital Research and Management Company 7-Oct-2020 4,667.75 GBP 100 Common Stock Capital Research and Management Company 7-Oct-2020 9,435.60 GBP 200 Common Stock Capital Research and Management Company 7-Oct-2020 4,667.75 GBP 100 Common Stock Capital Research and Management Company 7-Oct-2020 4,717.80 GBP 100 Common Stock Capital Research and Management Company 7-Oct-2020 6,114.75 GBP 131 Common Stock Capital Research and Management Company 7-Oct-2020 12,973.95 GBP 275 Common Stock Capital Bank and Trust Company 7-Oct-2020 32,470.55 GBP 700 Common Stock Capital Bank and Trust Company 7-Oct-2020 4,128.40 GBP 89 Common Stock Capital Research and Management Company 7-Oct-2020 417.27 USD 7 Common Stock Capital Research and Management Company 7-Oct-2020 7,093.59 USD 119 Common Stock Capital Research and Management Company 7-Oct-2020 9,716.43 USD 163 Common Stock Capital Research and Management Company 7-Oct-2020 2,920.89 USD 49 Common Stock Capital Research and Management Company 7-Oct-2020 119.22 USD 2 Common Stock Capital Research and Management Company 7-Oct-2020 536.49 USD 9 Common Stock Capital Research and Management Company 7-Oct-2020 655.71 USD 11 Common Stock Capital Research and Management Company 7-Oct-2020 4,291.92 USD 72 Common Stock Capital Research and Management Company 8-Oct-2020 58,106.27 GBP 1,226 Common Stock Capital Research and Management Company 8-Oct-2020 4,749.75 GBP 100 Common Stock Capital Research and Management Company 8-Oct-2020 1,947.32 GBP 41 Common Stock Capital Research and Management Company 8-Oct-2020 4,987.76 GBP 105 Common Stock Capital Research and Management Company 8-Oct-2020 13,532,220.40 GBP 285,520 Common Stock Capital Research and Management Company 8-Oct-2020 280,224.04 GBP 5,900 Common Stock Capital Research and Management Company 8-Oct-2020 4,749.75 GBP 100 Common Stock Capital Research and Management Company 8-Oct-2020 4,750.25 GBP 100 Common Stock Capital Research and Management Company 8-Oct-2020 24,834.98 GBP 524 Common Stock Capital Research and Management Company 8-Oct-2020 8,550.45 GBP 180 Common Stock Capital Research and Management Company 8-Oct-2020 9,479.00 GBP 200 Common Stock

Capital Research and Management Company 8-Oct-2020 1,290,887.06 GBP 27,178 Common Stock Capital Research and Management Company 8-Oct-2020 850,294.75 GBP 17,900 Common Stock Capital Research and Management Company 8-Oct-2020 37,916.00 GBP 800 Common Stock Capital Research and Management Company 8-Oct-2020 12,237,493.44 USD 199,200 Common Stock Capital Research and Management Company 8-Oct-2020 49,146.56 USD 800 Common Stock Capital Research and Management Company 8-Oct-2020 2,876.40 USD 47 Common Stock Capital Research and Management Company 8-Oct-2020 7,527.60 USD 123 Common Stock Capital Research and Management Company 8-Oct-2020 183.60 USD 3 Common Stock Capital Research and Management Company 8-Oct-2020 68,238.00 USD 1,115 Common Stock Capital Research and Management Company 8-Oct-2020 1,040.40 USD 17 Common Stock Capital Research and Management Company 8-Oct-2020 856.80 USD 14 Common Stock Capital Research and Management Company 9-Oct-2020 38,558,317.00 USD 615,800 Common Stock Capital Research and Management Company 9-Oct-2020 174,695.85 USD 2,790 Common Stock Capital Research and Management Company 9-Oct-2020 4,983.12 USD 81 Common Stock Capital Research and Management Company 9-Oct-2020 676.72 USD 11 Common Stock Capital Research and Management Company 9-Oct-2020 9,535.60 USD 155 Common Stock Capital Research and Management Company 12-Oct-2020 4,748.10 GBP 100 Common Stock Capital Research and Management Company 12-Oct-2020 9,462.72 GBP 200 Common Stock Capital Research and Management Company 12-Oct-2020 4,757.00 GBP 100 Common Stock Capital Research and Management Company 12-Oct-2020 4,744.66 GBP 100 Common Stock Capital Research and Management Company 12-Oct-2020 2,157,156.79 GBP 45,347 Common Stock Capital Research and Management Company 12-Oct-2020 2,651,363.45 GBP 55,881 Common Stock Capital Research and Management Company 12-Oct-2020 21,982,797.52 GBP 464,619 Common Stock Capital Research and Management Company 12-Oct-2020 1,068,176.25 GBP 22,500 Common Stock Capital Research and Management Company 12-Oct-2020 807.07 GBP 17 Common Stock Capital Research and Management Company 12-Oct-2020 9,462.72 GBP 200 Common Stock Capital Research and Management Company 12-Oct-2020 3,198,399.36 GBP 67,600 Common Stock Capital Research and Management Company 12-Oct-2020 374,828.14 GBP 7,900 Common Stock Capital Research and Management Company 12-Oct-2020 94,962.00 GBP 2,000 Common Stock Capital Research and Management Company 12-Oct-2020 161,413.30 GBP 3,400 Common Stock Capital Research and Management Company 12-Oct-2020 285.42 GBP 6 Common Stock Capital Research and Management Company 12-Oct-2020 2,041.40 GBP 43 Common Stock Capital Research and Management Company 12-Oct-2020 662,502.39 GBP 13,953 Common Stock Capital Research and Management Company 12-Oct-2020 4,731.36 GBP 100 Common Stock Capital Research and Management Company 12-Oct-2020 1,329.29 GBP 28 Common Stock Capital Research and Management Company 12-Oct-2020 1,946.72 GBP 41 Common Stock Capital Research and Management Company 12-Oct-2020 284.68 GBP 6 Common Stock Capital Research and Management Company 12-Oct-2020 47,734.70 GBP 1,006 Common Stock Capital Research and Management Company 12-Oct-2020 304,448.00 GBP 6,400 Common Stock Capital Bank and Trust Company 12-Oct-2020 7,352.55 GBP 119 Common Stock Capital Bank and Trust Company 12-Oct-2020 7,352.55 GBP 119 Common Stock Capital Bank and Trust Company 12-Oct-2020 7,353.11 GBP 119 Common Stock Capital Bank and Trust Company 12-Oct-2020 7,352.55 GBP 119 Common Stock Capital Research and Management Company 12-Oct-2020 35,358.81 USD 572 Common Stock Capital Research and Management Company 12-Oct-2020 8,036,093.00 USD 130,000 Common Stock Capital Research and Management Company 12-Oct-2020 4,967.20 USD 80 Common Stock Capital Research and Management Company 12-Oct-2020 1,676.43 USD 27 Common Stock Capital Research and Management Company 12-Oct-2020 4,843.02 USD 78 Common Stock Capital Research and Management Company 12-Oct-2020 10,369.03 USD 167 Common Stock Capital Research and Management Company 12-Oct-2020 807.17 USD 13 Common Stock Capital Research and Management Company 13-Oct-2020 18,781.08 GBP 400 Common Stock Capital Research and Management Company 13-Oct-2020 4,808.79 GBP 102 Common Stock Capital Research and Management Company 13-Oct-2020 178,326.35 GBP 3,798 Common Stock Capital Research and Management Company 13-Oct-2020 493.52 USD 8 Common Stock Capital Research and Management Company 13-Oct-2020 3,331.26 USD 54 Common Stock Capital Research and Management Company 13-Oct-2020 431.83 USD 7 Common Stock Capital Research and Management Company 13-Oct-2020 3,331.26 USD 54 Common Stock Capital Research and Management Company 13-Oct-2020 20,357.70 USD 330 Common Stock Capital Research and Management Company 14-Oct-2020 9,416.00 GBP 200 Common Stock Capital Research and Management Company 14-Oct-2020 4,708.00 GBP 100 Common Stock Capital Research and Management Company 14-Oct-2020 28,161.00 GBP 600 Common Stock Capital Research and Management Company 14-Oct-2020 1,464,188.00 GBP 31,100 Common Stock Capital Research and Management Company 14-Oct-2020 56,562.00 GBP 1,200 Common Stock Capital Research and Management Company 14-Oct-2020 215,922.62 GBP 4,600 Common Stock Capital Research and Management Company 14-Oct-2020 4,708.00 GBP 100 Common Stock Capital Research and Management Company 14-Oct-2020 233,220.02 GBP 4,969 Common Stock Capital Research and Management Company 14-Oct-2020 10,098,660.00 GBP 214,500 Common Stock Capital Research and Management Company 14-Oct-2020 346,630.79 GBP 7,354 Common Stock Capital Research and Management Company 14-Oct-2020 1,454,144.97 GBP 30,979 Common Stock Capital Research and Management Company 14-Oct-2020 732.84 USD 12 Common Stock Capital Research and Management Company 14-Oct-2020 1,587.82 USD 26 Common Stock Capital Research and Management Company 14-Oct-2020 549.63 USD 9 Common Stock Capital Research and Management Company 14-Oct-2020 2,320.66 USD 38 Common Stock

Capital Research and Management Company 14-Oct-2020 61.07 USD 1 Common Stock Capital Research and Management Company 14-Oct-2020 5,007.74 USD 82 Common Stock Capital Research and Management Company 15-Oct-2020 4,600.18 GBP 100 Common Stock Capital Research and Management Company 15-Oct-2020 4,600.18 GBP 100 Common Stock Capital Research and Management Company 15-Oct-2020 1,163,845.54 GBP 25,300 Common Stock Capital Research and Management Company 15-Oct-2020 8,027,314.10 GBP 174,500 Common Stock Capital Research and Management Company 15-Oct-2020 2,501.00 USD 41 Common Stock Capital Research and Management Company 15-Oct-2020 13,542.00 USD 222 Common Stock Capital Research and Management Company 15-Oct-2020 7,137.00 USD 117 Common Stock Capital Research and Management Company 15-Oct-2020 5,978.00 USD 98 Common Stock Capital Research and Management Company 16-Oct-2020 8,363.70 GBP 180 Common Stock Capital Bank and Trust Company 16-Oct-2020 1,302.00 GBP 28 Common Stock Capital Bank and Trust Company 16-Oct-2020 1,302.00 GBP 28 Common Stock Capital Bank and Trust Company 16-Oct-2020 3,208.50 GBP 69 Common Stock Capital Bank and Trust Company 16-Oct-2020 3,208.50 GBP 69 Common Stock Capital Bank and Trust Company 16-Oct-2020 1,302.00 GBP 28 Common Stock Capital Bank and Trust Company 16-Oct-2020 1,302.00 GBP 28 Common Stock Capital Bank and Trust Company 16-Oct-2020 5,252.92 GBP 113 Common Stock Capital Research and Management Company 16-Oct-2020 4,238.50 USD 70 Common Stock Capital Research and Management Company 16-Oct-2020 1,816.50 USD 30 Common Stock Capital Research and Management Company 16-Oct-2020 121.10 USD 2 Common Stock Capital Research and Management Company 16-Oct-2020 63,335.30 USD 1,046 Common Stock Capital Research and Management Company 16-Oct-2020 2,179.80 USD 36 Common Stock Capital Research and Management Company 16-Oct-2020 3,451.35 USD 57 Common Stock Capital Bank and Trust Company 19-Oct-2020 2,316.06 GBP 50 Common Stock Capital Bank and Trust Company 19-Oct-2020 6,948.15 GBP 150 Common Stock Capital Bank and Trust Company 19-Oct-2020 231.61 GBP 5 Common Stock Capital Bank and Trust Company 19-Oct-2020 2,316.05 GBP 50 Common Stock Capital Bank and Trust Company 19-Oct-2020 6,948.17 GBP 150 Common Stock Capital Research and Management Company 19-Oct-2020 3,903.25 USD 65 Common Stock Capital Research and Management Company 19-Oct-2020 15,733.10 USD 262 Common Stock Capital Research and Management Company 19-Oct-2020 12,430.35 USD 207 Common Stock Capital Research and Management Company 19-Oct-2020 960.80 USD 16 Common Stock Capital Research and Management Company 19-Oct-2020 17,234.35 USD 287 Common Stock Capital Research and Management Company 19-Oct-2020 6,365.30 USD 106 Common Stock Capital Research and Management Company 20-Oct-2020 2,740.58 GBP 60 Common Stock Capital Research and Management Company 20-Oct-2020 7,125.49 GBP 156 Common Stock Capital Research and Management Company 20-Oct-2020 8,529.12 USD 144 Common Stock Capital Research and Management Company 20-Oct-2020 1,184.60 USD 20 Common Stock Capital Research and Management Company 20-Oct-2020 8,647.58 USD 146 Common Stock Capital Research and Management Company 20-Oct-2020 710.76 USD 12 Common Stock Capital Research and Management Company 20-Oct-2020 12,379.07 USD 209 Common Stock Capital Research and Management Company 20-Oct-2020 2,369.20 USD 40 Common Stock Capital Research and Management Company 21-Oct-2020 2,431.91 GBP 53 Common Stock Capital Research and Management Company 21-Oct-2020 22,253.21 GBP 485 Common Stock Capital Research and Management Company 21-Oct-2020 88,180.61 USD 1,451 Common Stock Capital Research and Management Company 21-Oct-2020 20,054,859.00 USD 330,000 Common Stock Capital Research and Management Company 21-Oct-2020 6,911.28 USD 116 Common Stock Capital Research and Management Company 21-Oct-2020 9,354.06 USD 157 Common Stock Capital Research and Management Company 21-Oct-2020 536.22 USD 9 Common Stock Capital Research and Management Company 21-Oct-2020 1,191.60 USD 20 Common Stock Capital Research and Management Company 21-Oct-2020 417.06 USD 7 Common Stock Capital Research and Management Company 21-Oct-2020 59.58 USD 1 Common Stock Capital Research and Management Company 21-Oct-2020 20,614.68 USD 346 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,836.45 GBP 106 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,836.45 GBP 106 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,836.45 GBP 106 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,880.85 GBP 82 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,880.85 GBP 82 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,836.45 GBP 106 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,836.45 GBP 106 Common Stock Capital Bank and Trust Company 22-Oct-2020 4,836.45 GBP 106 Common Stock Capital Bank and Trust Company 22-Oct-2020 640.73 GBP 14 Common Stock Capital Research and Management Company 22-Oct-2020 5,720.90 USD 95 Common Stock Capital Research and Management Company 22-Oct-2020 2,709.90 USD 45 Common Stock Capital Research and Management Company 22-Oct-2020 5,600.46 USD 93 Common Stock Capital Research and Management Company 22-Oct-2020 6,323.10 USD 105 Common Stock Capital Research and Management Company 22-Oct-2020 662.42 USD 11 Common Stock Capital Research and Management Company 23-Oct-2020 10,722.10 USD 179 Common Stock Capital Research and Management Company 23-Oct-2020 419.30 USD 7 Common Stock Capital Research and Management Company 23-Oct-2020 1,856.90 USD 31 Common Stock Capital Research and Management Company 23-Oct-2020 11,980.00 USD 200 Common Stock Capital Research and Management Company 23-Oct-2020 5,570.70 USD 93 Common Stock

Capital Research and Management Company 23-Oct-2020 599.00 USD 10 Common Stock Capital Research and Management Company 23-Oct-2020 2,216.30 USD 37 Common Stock Capital Research and Management Company 26-Oct-2020 7,627.05 GBP 170 Common Stock Capital Bank and Trust Company 26-Oct-2020 6,250.79 GBP 107 Common Stock Capital Bank and Trust Company 26-Oct-2020 6,250.79 GBP 107 Common Stock Capital Research and Management Company 26-Oct-2020 417.20 USD 7 Common Stock Capital Research and Management Company 26-Oct-2020 59.60 USD 1 Common Stock Capital Research and Management Company 26-Oct-2020 1,013.20 USD 17 Common Stock Capital Research and Management Company 26-Oct-2020 1,430.40 USD 24 Common Stock Capital Research and Management Company 26-Oct-2020 17,760.80 USD 298 Common Stock Capital Research and Management Company 26-Oct-2020 5,066.00 USD 85 Common Stock Capital Research and Management Company 26-Oct-2020 9,595.60 USD 161 Common Stock Capital Research and Management Company 27-Oct-2020 3,894.44 GBP 88 Common Stock Capital Research and Management Company 27-Oct-2020 2,522.54 GBP 57 Common Stock Capital Research and Management Company 27-Oct-2020 1,806.68 USD 31 Common Stock Capital Research and Management Company 27-Oct-2020 7,634.68 USD 131 Common Stock Capital Research and Management Company 27-Oct-2020 874.20 USD 15 Common Stock Capital Research and Management Company 27-Oct-2020 2,389.48 USD 41 Common Stock Capital Bank and Trust Company 28-Oct-2020 13,901.59 GBP 317 Common Stock Capital Bank and Trust Company 28-Oct-2020 18,550.41 GBP 423 Common Stock Capital International Sarl 28-Oct-2020 54,263.52 GBP 1,272 Common Stock Capital Research and Management Company 28-Oct-2020 2,144.15 USD 37 Common Stock Capital Research and Management Company 28-Oct-2020 405.65 USD 7 Common Stock Capital Research and Management Company 28-Oct-2020 2,955.45 USD 51 Common Stock Capital Research and Management Company 28-Oct-2020 25,324.15 USD 437 Common Stock Capital Research and Management Company 28-Oct-2020 57.95 USD 1 Common Stock Capital Research and Management Company 28-Oct-2020 347.70 USD 6 Common Stock Capital Research and Management Company 29-Oct-2020 17,162.64 GBP 394 Common Stock Capital Bank and Trust Company 29-Oct-2020 336.30 GBP 6 Common Stock Capital Bank and Trust Company 29-Oct-2020 5,997.29 GBP 107 Common Stock Capital Bank and Trust Company 29-Oct-2020 3,362.96 GBP 60 Common Stock Capital Bank and Trust Company 29-Oct-2020 168.15 GBP 3 Common Stock Capital Bank and Trust Company 29-Oct-2020 1,120.99 GBP 20 Common Stock Capital Bank and Trust Company 29-Oct-2020 784.69 GBP 14 Common Stock Capital Bank and Trust Company 29-Oct-2020 224.20 GBP 4 Common Stock Capital Research and Management Company 29-Oct-2020 20,283.72 USD 366 Common Stock Capital Research and Management Company 29-Oct-2020 11,139.42 USD 201 Common Stock Capital Research and Management Company 29-Oct-2020 1,496.34 USD 27 Common Stock Capital Research and Management Company 29-Oct-2020 3,103.52 USD 56 Common Stock Capital Research and Management Company 29-Oct-2020 1,662.60 USD 30 Common Stock Capital Research and Management Company 29-Oct-2020 68,609.96 USD 1,238 Common Stock Capital Research and Management Company 30-Oct-2020 12,243.17 GBP 281 Common Stock Capital Research and Management Company 30-Oct-2020 13,071.00 GBP 300 Common Stock Capital Research and Management Company 30-Oct-2020 56,510.29 GBP 1,297 Common Stock Capital Research and Management Company 30-Oct-2020 39,953.69 GBP 917 Common Stock Capital Research and Management Company 30-Oct-2020 264,077.77 GBP 6,061 Common Stock Capital Research and Management Company 30-Oct-2020 7,494.04 GBP 172 Common Stock Capital Research and Management Company 30-Oct-2020 68,187.05 GBP 1,565 Common Stock Capital Research and Management Company 30-Oct-2020 82,478.01 GBP 1,893 Common Stock Capital Research and Management Company 30-Oct-2020 78,905.27 GBP 1,811 Common Stock Capital Bank and Trust Company 30-Oct-2020 9,969.91 GBP 177 Common Stock Capital Research and Management Company 30-Oct-2020 85,353.63 GBP 1,959 Common Stock Capital Research and Management Company 30-Oct-2020 34,345.85 USD 605 Common Stock Capital Research and Management Company 30-Oct-2020 10,310.30 USD 182 Common Stock Capital Research and Management Company 30-Oct-2020 11,726.55 USD 207 Common Stock Capital Research and Management Company 30-Oct-2020 509.85 USD 9 Common Stock Capital Research and Management Company 30-Oct-2020 509.85 USD 9 Common Stock Capital Research and Management Company 30-Oct-2020 566.50 USD 10 Common Stock Capital Research and Management Company 30-Oct-2020 396.55 USD 7 Common Stock Capital Research and Management Company 30-Oct-2020 16,768.40 USD 296 Common Stock Capital Research and Management Company 2-Nov-2020 4,041.66 GBP 91 Common Stock Capital Research and Management Company 2-Nov-2020 1,643.36 GBP 37 Common Stock Capital Bank and Trust Company 2-Nov-2020 1,522.39 GBP 35 Common Stock Capital Bank and Trust Company 2-Nov-2020 1,522.39 GBP 35 Common Stock Capital Bank and Trust Company 2-Nov-2020 4,654.16 GBP 107 Common Stock Capital Bank and Trust Company 2-Nov-2020 4,654.16 GBP 107 Common Stock Capital Research and Management Company 2-Nov-2020 4,350.66 GBP 98 Common Stock Capital Research and Management Company 2-Nov-2020 8,715.14 GBP 196 Common Stock Capital Research and Management Company 2-Nov-2020 56,361.11 GBP 1,269 Common Stock Capital Research and Management Company 2-Nov-2020 20,130,075.00 USD 350,000 Common Stock Capital Research and Management Company 2-Nov-2020 97,947.19 USD 1,703 Common Stock Capital Research and Management Company 2-Nov-2020 2,100.49 USD 37 Common Stock Capital Research and Management Company 2-Nov-2020 4,598.37 USD 81 Common Stock

Capital Research and Management Company 2-Nov-2020 2,214.03 USD 39 Common Stock Capital Research and Management Company 2-Nov-2020 20,210.12 USD 356 Common Stock Capital Research and Management Company 2-Nov-2020 454.16 USD 8 Common Stock Capital Research and Management Company 2-Nov-2020 2,611.42 USD 46 Common Stock Capital Bank and Trust Company 3-Nov-2020 82,696.89 GBP 1,839 Common Stock Capital Bank and Trust Company 3-Nov-2020 22,494.70 GBP 500 Common Stock Capital Research and Management Company 3-Nov-2020 17,145.96 GBP 379 Common Stock Capital Research and Management Company 3-Nov-2020 10,477.79 GBP 231 Common Stock Capital Research and Management Company 3-Nov-2020 12,953.75 GBP 287 Common Stock Capital Bank and Trust Company 3-Nov-2020 21,999.82 GBP 489 Common Stock Capital Bank and Trust Company 3-Nov-2020 92,229.98 GBP 2,051 Common Stock Capital Bank and Trust Company 3-Nov-2020 82,696.89 GBP 1,839 Common Stock Capital Bank and Trust Company 3-Nov-2020 22,494.70 GBP 500 Common Stock Capital Bank and Trust Company 3-Nov-2020 92,229.98 GBP 2,051 Common Stock Capital Bank and Trust Company 3-Nov-2020 21,999.82 GBP 489 Common Stock Capital Research and Management Company 3-Nov-2020 287.05 USD 5 Common Stock Capital Research and Management Company 3-Nov-2020 20,208.32 USD 352 Common Stock Capital Research and Management Company 3-Nov-2020 4,248.34 USD 74 Common Stock Capital Research and Management Company 3-Nov-2020 401.87 USD 7 Common Stock Capital Research and Management Company 4-Nov-2020 411.74 USD 7 Common Stock Capital Research and Management Company 4-Nov-2020 352.92 USD 6 Common Stock Capital Research and Management Company 4-Nov-2020 2,999.82 USD 51 Common Stock Capital Research and Management Company 4-Nov-2020 117.64 USD 2 Common Stock Capital Research and Management Company 4-Nov-2020 21,175.20 USD 360 Common Stock Capital Research and Management Company 4-Nov-2020 11,175.80 USD 190 Common Stock Capital Research and Management Company 4-Nov-2020 882.30 USD 15 Common Stock Capital Research and Management Company 5-Nov-2020 31,447.50 GBP 700 Common Stock Capital Research and Management Company 5-Nov-2020 49,307.17 GBP 1,100 Common Stock Capital Research and Management Company 5-Nov-2020 13,386.00 GBP 300 Common Stock Capital Research and Management Company 5-Nov-2020 17,880,572.83 GBP 398,900 Common Stock Capital Research and Management Company 5-Nov-2020 11,199,802.50 GBP 249,300 Common Stock Capital Research and Management Company 5-Nov-2020 4,304,714.50 GBP 96,475 Common Stock Capital Research and Management Company 5-Nov-2020 11,635.20 USD 202 Common Stock Capital Research and Management Company 5-Nov-2020 864.00 USD 15 Common Stock Capital Research and Management Company 5-Nov-2020 345.60 USD 6 Common Stock Capital Research and Management Company 5-Nov-2020 10,713.60 USD 186 Common Stock Capital Research and Management Company 5-Nov-2020 115.20 USD 2 Common Stock Capital Research and Management Company 5-Nov-2020 2,361.60 USD 41 Common Stock Capital Research and Management Company 5-Nov-2020 57.60 USD 1 Common Stock Capital Research and Management Company 5-Nov-2020 288.00 USD 5 Common Stock Capital Bank and Trust Company 6-Nov-2020 24,357.66 GBP 401 Common Stock Capital Bank and Trust Company 6-Nov-2020 24,357.66 GBP 401 Common Stock Capital Bank and Trust Company 6-Nov-2020 4,049.96 GBP 90 Common Stock Capital Research and Management Company 6-Nov-2020 22,223,138.50 GBP 483,325 Common Stock Capital Research and Management Company 6-Nov-2020 63,957.76 GBP 1,391 Common Stock Capital Bank and Trust Company 6-Nov-2020 4,049.96 GBP 90 Common Stock Capital Bank and Trust Company 6-Nov-2020 4,049.96 GBP 90 Common Stock Capital Research and Management Company 6-Nov-2020 6,465.80 USD 110 Common Stock Capital Research and Management Company 6-Nov-2020 235.12 USD 4 Common Stock Capital Research and Management Company 6-Nov-2020 822.92 USD 14 Common Stock Capital Research and Management Company 6-Nov-2020 6,524.58 USD 111 Common Stock Capital Research and Management Company 6-Nov-2020 1,058.04 USD 18 Common Stock Capital Research and Management Company 6-Nov-2020 3,409.24 USD 58 Common Stock Capital Research and Management Company 9-Nov-2020 10,903.68 GBP 230 Common Stock Capital Research and Management Company 9-Nov-2020 425.81 USD 7 Common Stock Capital Research and Management Company 9-Nov-2020 8,212.05 USD 135 Common Stock Capital Research and Management Company 9-Nov-2020 912.45 USD 15 Common Stock Capital Research and Management Company 9-Nov-2020 364.98 USD 6 Common Stock Capital Research and Management Company 9-Nov-2020 9,611.14 USD 158 Common Stock Capital Research and Management Company 9-Nov-2020 3,406.48 USD 56 Common Stock Capital Research and Management Company 9-Nov-2020 790.79 USD 13 Common Stock Capital Research and Management Company 9-Nov-2020 19,526.43 USD 321 Common Stock Capital Research and Management Company 10-Nov-2020 1,498,301.03 GBP 32,088 Common Stock Capital Research and Management Company 10-Nov-2020 952,770.00 GBP 20,000 Common Stock Capital Research and Management Company 10-Nov-2020 1,519,267.33 GBP 32,088 Common Stock Capital Research and Management Company 10-Nov-2020 474,884.00 GBP 10,000 Common Stock Capital Research and Management Company 10-Nov-2020 2,842,568.62 GBP 59,524 Common Stock Capital Research and Management Company 10-Nov-2020 17,864.47 GBP 376 Common Stock Capital Research and Management Company 10-Nov-2020 4,493.88 USD 73 Common Stock Capital Research and Management Company 10-Nov-2020 4,617.00 USD 75 Common Stock Capital Research and Management Company 10-Nov-2020 11,511.72 USD 187 Common Stock Capital Research and Management Company 10-Nov-2020 18,037.08 USD 293 Common Stock Capital Research and Management Company 10-Nov-2020 4,062.96 USD 66 Common Stock

Capital Research and Management Company 11-Nov-2020 24,103.65 GBP 505 Common Stock Capital Research and Management Company 11-Nov-2020 2,620.12 GBP 55 Common Stock Capital Bank and Trust Company 11-Nov-2020 7,869.68 GBP 165 Common Stock Capital Bank and Trust Company 11-Nov-2020 7,869.68 GBP 165 Common Stock Capital Bank and Trust Company 11-Nov-2020 7,869.68 GBP 165 Common Stock Capital Research and Management Company 11-Nov-2020 5,204.93 USD 83 Common Stock Capital Research and Management Company 11-Nov-2020 17,370.67 USD 277 Common Stock Capital Research and Management Company 11-Nov-2020 9,155.66 USD 146 Common Stock Capital Research and Management Company 11-Nov-2020 1,755.88 USD 28 Common Stock Capital Bank and Trust Company 12-Nov-2020 4,746.57 GBP 100 Common Stock Capital Bank and Trust Company 12-Nov-2020 4,746.57 GBP 100 Common Stock Capital Bank and Trust Company 12-Nov-2020 4,746.57 GBP 100 Common Stock Capital Research and Management Company 12-Nov-2020 15,112.80 USD 240 Common Stock Capital Research and Management Company 12-Nov-2020 9,256.59 USD 147 Common Stock Capital Research and Management Company 12-Nov-2020 62.97 USD 1 Common Stock Capital Research and Management Company 12-Nov-2020 4,722.75 USD 75 Common Stock Capital Research and Management Company 12-Nov-2020 6,359.97 USD 101 Common Stock Capital Research and Management Company 13-Nov-2020 7,997.08 GBP 169 Common Stock Capital Bank and Trust Company 13-Nov-2020 29,231.36 GBP 617 Common Stock Capital Bank and Trust Company 13-Nov-2020 16,961.22 GBP 358 Common Stock Capital Bank and Trust Company 13-Nov-2020 16,961.22 GBP 358 Common Stock Capital Bank and Trust Company 13-Nov-2020 29,231.36 GBP 617 Common Stock Capital Bank and Trust Company 13-Nov-2020 29,231.36 GBP 617 Common Stock Capital Bank and Trust Company 13-Nov-2020 16,961.22 GBP 358 Common Stock Capital Research and Management Company 13-Nov-2020 1,179.14 USD 19 Common Stock Capital Research and Management Company 13-Nov-2020 1,117.08 USD 18 Common Stock Capital Research and Management Company 13-Nov-2020 1,179.14 USD 19 Common Stock Capital Research and Management Company 13-Nov-2020 9,681.36 USD 156 Common Stock Capital Research and Management Company 16-Nov-2020 937.65 USD 15 Common Stock Capital Research and Management Company 16-Nov-2020 12,001.92 USD 192 Common Stock Capital Research and Management Company 16-Nov-2020 7,563.71 USD 121 Common Stock Capital Research and Management Company 16-Nov-2020 5,313.35 USD 85 Common Stock Capital Research and Management Company 16-Nov-2020 31,567.55 USD 505 Common Stock Capital Research and Management Company 17-Nov-2020 60,142.26 GBP 1,275 Common Stock Capital Bank and Trust Company 17-Nov-2020 1,915.00 GBP 40 Common Stock Capital Bank and Trust Company 17-Nov-2020 1,915.00 GBP 40 Common Stock Capital Bank and Trust Company 17-Nov-2020 1,915.00 GBP 40 Common Stock Capital Bank and Trust Company 17-Nov-2020 1,915.00 GBP 40 Common Stock Capital Research and Management Company 17-Nov-2020 129,624.84 USD 2,052 Common Stock Capital Research and Management Company 17-Nov-2020 315.85 USD 5 Common Stock Capital Research and Management Company 17-Nov-2020 14,655.44 USD 232 Common Stock Capital Research and Management Company 17-Nov-2020 11,244.26 USD 178 Common Stock Capital Research and Management Company 17-Nov-2020 9,096.48 USD 144 Common Stock Capital Research and Management Company 17-Nov-2020 1,389.74 USD 22 Common Stock Capital Research and Management Company 18-Nov-2020 2,663,774.75 GBP 55,900 Common Stock Capital Research and Management Company 18-Nov-2020 2,338,618.00 GBP 48,800 Common Stock Capital Research and Management Company 18-Nov-2020 748,410.00 GBP 15,600 Common Stock Capital Research and Management Company 18-Nov-2020 1,889,323.00 GBP 39,700 Common Stock Capital Research and Management Company 18-Nov-2020 11,374.01 GBP 239 Common Stock Capital Research and Management Company 18-Nov-2020 21,085.90 GBP 440 Common Stock Capital Research and Management Company 18-Nov-2020 26,542.44 GBP 557 Common Stock Capital Research and Management Company 18-Nov-2020 17,080.20 USD 270 Common Stock Capital Research and Management Company 18-Nov-2020 9,868.56 USD 156 Common Stock Capital Research and Management Company 18-Nov-2020 7,211.64 USD 114 Common Stock Capital Research and Management Company 18-Nov-2020 379.56 USD 6 Common Stock Capital Research and Management Company 18-Nov-2020 22,457.30 USD 355 Common Stock Capital Research and Management Company 19-Nov-2020 5,173.38 USD 82 Common Stock Capital Research and Management Company 19-Nov-2020 504.72 USD 8 Common Stock Capital Research and Management Company 19-Nov-2020 10,914.57 USD 173 Common Stock Capital Research and Management Company 19-Nov-2020 1,892.70 USD 30 Common Stock Capital Research and Management Company 19-Nov-2020 2,586.69 USD 41 Common Stock Capital Research and Management Company 19-Nov-2020 27,759.60 USD 440 Common Stock Capital Research and Management Company 20-Nov-2020 6,968,580.00 GBP 146,000 Common Stock Capital Bank and Trust Company 20-Nov-2020 2,943.14 GBP 62 Common Stock Capital Bank and Trust Company 20-Nov-2020 2,943.14 GBP 62 Common Stock Capital Bank and Trust Company 20-Nov-2020 7,101.83 GBP 112 Common Stock Capital Bank and Trust Company 20-Nov-2020 7,101.83 GBP 112 Common Stock Capital Bank and Trust Company 20-Nov-2020 2,943.14 GBP 62 Common Stock Capital Bank and Trust Company 20-Nov-2020 7,101.83 GBP 112 Common Stock Capital Research and Management Company 20-Nov-2020 9,403.39 USD 149 Common Stock Capital Research and Management Company 20-Nov-2020 3,029.28 USD 48 Common Stock Capital Research and Management Company 20-Nov-2020 946.65 USD 15 Common Stock Capital Research and Management Company 20-Nov-2020 252.44 USD 4 Common Stock

Capital Research and Management Company 20-Nov-2020 441.77 USD 7 Common Stock Capital Research and Management Company 20-Nov-2020 16,534.82 USD 262 Common Stock Capital Research and Management Company 20-Nov-2020 378.66 USD 6 Common Stock Capital Research and Management Company 20-Nov-2020 12,622.00 USD 200 Common Stock Capital Research and Management Company 23-Nov-2020 6,225.94 USD 98 Common Stock Capital Research and Management Company 23-Nov-2020 11,943.64 USD 188 Common Stock Capital Research and Management Company 23-Nov-2020 2,668.26 USD 42 Common Stock Capital Research and Management Company 23-Nov-2020 6,035.35 USD 95 Common Stock Capital Research and Management Company 23-Nov-2020 444.71 USD 7 Common Stock Capital Research and Management Company 23-Nov-2020 16,771.92 USD 264 Common Stock Capital Research and Management Company 24-Nov-2020 11,511.83 GBP 229 Common Stock Capital Research and Management Company 24-Nov-2020 18,297.58 GBP 366 Common Stock Capital Research and Management Company 24-Nov-2020 11,245.36 USD 172 Common Stock Capital Research and Management Company 24-Nov-2020 457.66 USD 7 Common Stock Capital Research and Management Company 24-Nov-2020 9,676.24 USD 148 Common Stock Capital Research and Management Company 24-Nov-2020 102,450.46 USD 1,567 Common Stock Capital Research and Management Company 24-Nov-2020 4,315.08 USD 66 Common Stock Capital Bank and Trust Company 25-Nov-2020 3,714.43 GBP 74 Common Stock Capital Bank and Trust Company 25-Nov-2020 5,419.16 GBP 110 Common Stock Capital Research and Management Company 25-Nov-2020 3,795.91 GBP 77 Common Stock Capital Research and Management Company 25-Nov-2020 4,397.25 USD 65 Common Stock Capital Research and Management Company 25-Nov-2020 30,442.50 USD 450 Common Stock Capital Research and Management Company 25-Nov-2020 10,891.65 USD 161 Common Stock Capital Research and Management Company 25-Nov-2020 12,379.95 USD 183 Common Stock Capital Research and Management Company 25-Nov-2020 12,988.80 USD 192 Common Stock Capital Research and Management Company 25-Nov-2020 1,488.30 USD 22 Common Stock Capital Research and Management Company 27-Nov-2020 4,042.93 GBP 83 Common Stock Capital Research and Management Company 27-Nov-2020 3,748.21 GBP 77 Common Stock Capital Research and Management Company 27-Nov-2020 16,503.72 USD 249 Common Stock Capital Research and Management Company 27-Nov-2020 795.36 USD 12 Common Stock Capital Research and Management Company 30-Nov-2020 52,067.43 GBP 1,059 Common Stock Capital Research and Management Company 30-Nov-2020 14,729.15 USD 223 Common Stock Capital Research and Management Company 30-Nov-2020 7,199.45 USD 109 Common Stock Capital Research and Management Company 30-Nov-2020 33,949.70 USD 514 Common Stock Capital Research and Management Company 30-Nov-2020 396.30 USD 6 Common Stock Capital Research and Management Company 30-Nov-2020 12,351.35 USD 187 Common Stock Capital Research and Management Company 30-Nov-2020 1,122.85 USD 17 Common Stock Capital Research and Management Company 30-Nov-2020 132.10 USD 2 Common Stock Capital Research and Management Company 30-Nov-2020 11,889.00 USD 180 Common Stock Capital Research and Management Company 1-Dec-2020 2,923.65 USD 45 Common Stock Capital Research and Management Company 1-Dec-2020 454.79 USD 7 Common Stock Capital Research and Management Company 1-Dec-2020 6,042.21 USD 93 Common Stock Capital Research and Management Company 1-Dec-2020 5,652.39 USD 87 Common Stock Capital Research and Management Company 1-Dec-2020 2,533.83 USD 39 Common Stock Capital Research and Management Company 1-Dec-2020 1,819.16 USD 28 Common Stock Capital Bank and Trust Company 2-Dec-2020 4,549.09 GBP 91 Common Stock Capital Bank and Trust Company 2-Dec-2020 4,549.09 GBP 91 Common Stock Capital Research and Management Company 2-Dec-2020 7,696.14 USD 114 Common Stock Capital Research and Management Company 2-Dec-2020 3,307.99 USD 49 Common Stock Capital Research and Management Company 2-Dec-2020 472.57 USD 7 Common Stock Capital Research and Management Company 2-Dec-2020 8,033.69 USD 119 Common Stock Capital Research and Management Company 2-Dec-2020 64,539.56 USD 956 Common Stock Capital Research and Management Company 3-Dec-2020 7,019.00 USD 100 Common Stock Capital Research and Management Company 3-Dec-2020 7,089.19 USD 101 Common Stock Capital Research and Management Company 3-Dec-2020 842.28 USD 12 Common Stock Capital Research and Management Company 3-Dec-2020 350.95 USD 5 Common Stock Capital Research and Management Company 3-Dec-2020 5,755.58 USD 82 Common Stock Capital Research and Management Company 4-Dec-2020 5,232.00 GBP 96 Common Stock Capital Bank and Trust Company 4-Dec-2020 9,691.02 GBP 132 Common Stock Capital Bank and Trust Company 4-Dec-2020 9,691.02 GBP 132 Common Stock Capital Research and Management Company 4-Dec-2020 290.28 USD 4 Common Stock Capital Research and Management Company 4-Dec-2020 1,161.12 USD 16 Common Stock Capital Research and Management Company 4-Dec-2020 3,628.50 USD 50 Common Stock Capital Research and Management Company 4-Dec-2020 7,837.56 USD 108 Common Stock Capital Research and Management Company 4-Dec-2020 58,563.99 USD 807 Common Stock Capital Bank and Trust Company 7-Dec-2020 10,638.96 GBP 194 Common Stock Capital Bank and Trust Company 7-Dec-2020 54.76 GBP 1 Common Stock Capital Bank and Trust Company 7-Dec-2020 1,095.27 GBP 20 Common Stock Capital Bank and Trust Company 7-Dec-2020 10,638.96 GBP 194 Common Stock Capital Research and Management Company 7-Dec-2020 18,844.42 GBP 343 Common Stock Capital Research and Management Company 7-Dec-2020 75,324.48 USD 1,019 Common Stock Capital Research and Management Company 7-Dec-2020 7,909.44 USD 107 Common Stock Capital Research and Management Company 7-Dec-2020 12,714.24 USD 172 Common Stock

Capital Research and Management Company 7-Dec-2020 295.68 USD 4 Common Stock Capital Research and Management Company 7-Dec-2020 1,995.84 USD 27 Common Stock Capital Research and Management Company 7-Dec-2020 20,401.92 USD 276 Common Stock Capital Research and Management Company 7-Dec-2020 1,034.88 USD 14 Common Stock Capital Research and Management Company 8-Dec-2020 9,114.08 GBP 166 Common Stock Capital Research and Management Company 8-Dec-2020 139,065.00 GBP 2,540 Common Stock Capital Research and Management Company 8-Dec-2020 229,980.24 GBP 4,208 Common Stock Capital Research and Management Company 8-Dec-2020 8,274.88 GBP 152 Common Stock Capital Research and Management Company 8-Dec-2020 15,223,520.00 GBP 281,500 Common Stock Capital Research and Management Company 8-Dec-2020 8,121,450.66 GBP 148,600 Common Stock Capital Research and Management Company 8-Dec-2020 318,443.78 GBP 5,800 Common Stock Capital Research and Management Company 8-Dec-2020 13,583,475.00 GBP 248,100 Common Stock Capital Research and Management Company 8-Dec-2020 3,807.47 GBP 70 Common Stock Capital Bank and Trust Company 8-Dec-2020 17,352.94 GBP 318 Common Stock Capital Research and Management Company 8-Dec-2020 13,207.57 USD 181 Common Stock Capital Research and Management Company 8-Dec-2020 1,970.19 USD 27 Common Stock Capital Research and Management Company 8-Dec-2020 3,721.47 USD 51 Common Stock Capital Research and Management Company 8-Dec-2020 10,215.80 USD 140 Common Stock Capital Research and Management Company 8-Dec-2020 5,107.90 USD 70 Common Stock Capital Bank and Trust Company 9-Dec-2020 8,971.05 GBP 165 Common Stock Capital Bank and Trust Company 9-Dec-2020 8,971.05 GBP 165 Common Stock Capital Research and Management Company 9-Dec-2020 3,790.28 USD 52 Common Stock Capital Research and Management Company 9-Dec-2020 10,714.83 USD 147 Common Stock Capital Research and Management Company 9-Dec-2020 1,312.02 USD 18 Common Stock Capital Research and Management Company 9-Dec-2020 2,259.59 USD 31 Common Stock Capital Research and Management Company 9-Dec-2020 510.23 USD 7 Common Stock Capital Research and Management Company 9-Dec-2020 364.45 USD 5 Common Stock Capital Research and Management Company 9-Dec-2020 5,320.97 USD 73 Common Stock Capital Research and Management Company 10-Dec-2020 9,708,475.86 USD 131,400 Common Stock Capital Research and Management Company 10-Dec-2020 1,218,772.50 USD 16,500 Common Stock Capital Research and Management Company 10-Dec-2020 1,229,503.90 USD 16,690 Common Stock Capital Research and Management Company 10-Dec-2020 2,499,233.57 USD 33,780 Common Stock Capital Research and Management Company 10-Dec-2020 7,386.50 USD 100 Common Stock Capital Research and Management Company 10-Dec-2020 44,330.94 USD 600 Common Stock Capital Research and Management Company 10-Dec-2020 7,366.71 USD 100 Common Stock Capital Research and Management Company 10-Dec-2020 14,797.12 USD 200 Common Stock Capital Research and Management Company 10-Dec-2020 24,612.60 USD 340 Common Stock Capital Research and Management Company 10-Dec-2020 868.68 USD 12 Common Stock Capital Research and Management Company 10-Dec-2020 361.95 USD 5 Common Stock Capital Research and Management Company 10-Dec-2020 941.07 USD 13 Common Stock Capital Research and Management Company 10-Dec-2020 13,174.98 USD 182 Common Stock Capital Research and Management Company 10-Dec-2020 941.07 USD 13 Common Stock Capital Research and Management Company 10-Dec-2020 20,703.54 USD 286 Common Stock Capital Research and Management Company 11-Dec-2020 9,428.20 GBP 170 Common Stock Capital Research and Management Company 11-Dec-2020 7,528,772.95 GBP 135,500 Common Stock Capital Research and Management Company 11-Dec-2020 36,856.55 USD 500 Common Stock Capital Research and Management Company 11-Dec-2020 746,532.41 USD 10,100 Common Stock Capital Research and Management Company 11-Dec-2020 1,288,358.13 USD 17,417 Common Stock Capital Research and Management Company 11-Dec-2020 7,252,631.91 USD 98,390 Common Stock Capital Research and Management Company 11-Dec-2020 51,914,576.02 USD 704,426 Common Stock Capital Research and Management Company 11-Dec-2020 7,397.13 USD 100 Common Stock Capital Research and Management Company 11-Dec-2020 250,572.18 USD 3,400 Common Stock Capital Research and Management Company 11-Dec-2020 15,387.84 USD 208 Common Stock Capital Research and Management Company 11-Dec-2020 1,775.52 USD 24 Common Stock Capital Research and Management Company 11-Dec-2020 10,431.18 USD 141 Common Stock Capital Research and Management Company 11-Dec-2020 7,398.00 USD 100 Common Stock Capital Research and Management Company 11-Dec-2020 372,859.20 USD 5,040 Common Stock Capital Research and Management Company 14-Dec-2020 2,683.20 GBP 48 Common Stock Capital Research and Management Company 14-Dec-2020 62,370.75 GBP 1,122 Common Stock Capital Research and Management Company 14-Dec-2020 54,643.61 GBP 977 Common Stock Capital Research and Management Company 14-Dec-2020 5,969.53 GBP 107 Common Stock Capital Bank and Trust Company 14-Dec-2020 29,514.44 GBP 400 Common Stock Capital Bank and Trust Company 14-Dec-2020 25,825.14 GBP 350 Common Stock Capital Bank and Trust Company 14-Dec-2020 10,511.56 GBP 107 Common Stock Capital Bank and Trust Company 14-Dec-2020 29,514.44 GBP 400 Common Stock Capital Bank and Trust Company 14-Dec-2020 25,825.14 GBP 350 Common Stock Capital Bank and Trust Company 14-Dec-2020 10,511.56 GBP 107 Common Stock Capital Research and Management Company 14-Dec-2020 37,205,203.68 USD 497,600 Common Stock Capital Research and Management Company 14-Dec-2020 4,467,864.34 USD 60,063 Common Stock Capital Research and Management Company 14-Dec-2020 16,315,390.50 USD 219,000 Common Stock Capital Research and Management Company 14-Dec-2020 22,315.89 USD 300 Common Stock Capital Research and Management Company 14-Dec-2020 74,499.50 USD 1,000 Common Stock Capital Research and Management Company 14-Dec-2020 66,936.06 USD 900 Common Stock

Capital Research and Management Company 14-Dec-2020 179,446.32 USD 2,400 Common Stock Capital Research and Management Company 14-Dec-2020 14,807,743.94 USD 199,100 Common Stock Capital Research and Management Company 14-Dec-2020 5,855.48 USD 79 Common Stock Capital Research and Management Company 14-Dec-2020 14,453.40 USD 195 Common Stock Capital Research and Management Company 14-Dec-2020 444.72 USD 6 Common Stock Capital Research and Management Company 14-Dec-2020 4,076.60 USD 55 Common Stock Capital Research and Management Company 14-Dec-2020 8,820.28 USD 119 Common Stock Capital Research and Management Company 14-Dec-2020 2,075.36 USD 28 Common Stock Capital Research and Management Company 14-Dec-2020 963.56 USD 13 Common Stock